Exhibit 21.

The following are the subsidiaries of the Company. All of the subsidiaries are wholly owned by the Company.


1. A.D.S. Advertising Corp. d/b/a Smith Agency.com, Inc., a Florida corporation.

2. QuikLAB Multimedia Centers, Inc., a Florida corporation.

4. QBIZ Business Centers, Inc., a Nevada corporation.